BB 3/5

08026718

UNITED STATES
[redacted]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM Securities, ~~Inc~~ LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockefeller Plaza
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Del Giudice (212) 218 - 4088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 State Street (Address) Albany (City) NY (State) 12207-2595 (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AT 3/20

OATH OR AFFIRMATION

I, Michael Del Giudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Notary Public

JESSICA CALYER
Notary Public - State of New York
NO. 01CA6176024
Qualified in Queens County
My Commission Expires 10/29/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCM SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year ended December 31, 2007

MCM SECURITIES, LLC

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
MCM Securities, LLC

We have audited the accompanying statement of financial condition of MCM Securities, LLC as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCM Securities, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Albany, New York
February 14, 2008

MCM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
Cash - operations	$ 16,216
Prepaid expenses	3,107
Total assets	$ 19,323
LIABILITIES	
Accrued expenses	$ 14,540
MEMBER'S EQUITY	4,783
Total liabilities and member's equity	$ 19,323

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2007

REVENUES	$ 178,500
EXPENSES	
Professional fees	77,997
Licenses and permits	14,675
Salary and benefits	24,836
Insurance	511
Dues and subscriptions	4,033
Office supplies and expenses	7,802
Miscellaneous	13,109
Total expenses	142,963
NET INCOME	$ 35,537

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2007

Balance, January 1, 2007	$ 43,246
Distributions to member	(74,000)
Net income	35,537
Balance, December 31, 2007	$ 4,783

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 35,537
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Prepaid expenses	1,562
Accrued expenses	8,088
Net cash provided by operating activities	45,187
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(74,000)
Net cash used in financing activities	(74,000)
Decrease in cash	(28,813)
Cash - operating, beginning	45,029
Cash - operating, ending	$ 16,216

See notes to financial statements.

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

MCM Securities, LLC (the Company) was organized in September 1996 as a Delaware Limited Liability Corporation and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's sole member is Millennium Credit Markets, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer will carry all of the accounts of any customers and maintain and preserve all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Business Activities

The Company's business activities are limited to the following:

- selling interests in mortgages or other receivables;
- private placements of securities;
- real estate syndicator;
- providing financial advice to issuers of private placements; and
- municipal securities broker.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is included in the federal income tax returns filed by Millennium Credit Markets, LLC. Millennium Credit Markets, LLC is not a tax paying entity and distributes its prorata share of income, losses, and tax credits to its members as provided in the operating agreement.

NOTE 3 — RELATED PARTY TRANSACTIONS

In accordance with an Expense Support Agreement, as amended November 2003, the Parent allocates certain expenses to the Company, including but not limited to salaries and general operating expenses. Such expenses include all costs for which the Company derived direct or indirect benefit and/or for which the Company would be responsible if another entity had not agreed to pay for it.

NOTE 3 — RELATED PARTY TRANSACTIONS (Continued)

The Parent incurs certain costs related to both the Parent and the Company. Shared expenses, such as salary, office supplies and expense, etc, are recorded as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis. The allocation is derived as an attempt to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product. All expenses, with the exception of certain professional fees, insurance, broker filing fees, licenses and permits, are based on allocations from the Parent.

Substantially all of the revenues earned by the Company are derived from transactions controlled by one individual. This individual indirectly through a series of LLC's owns a majority of the Parent.

NOTE 4 — OTHER INCOME

During 2007, regulatory responsibility for registered brokers and dealers was assumed by FINRA. Previously, brokers and dealers were regulated by the National Association of Securities Dealers, Inc. (NASD). The NASD merged with the New York Stock Exchange to increase efficiency and cut down on duplicated efforts and created a new regulatory entity now known as FINRA. As part of the merger, member firms received monies reflecting cost savings on the part of FINRA. Included in income is approximately $35,000 representing funds received from NASD.

NOTE 5 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $1,676 and $5,000, respectively. Therefore, the Company was deficient in their capital requirement. Subsequent to December 31, 2007, the Parent made a $15,000 capital contribution to return the Company into compliance.

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Member
MCM Securities, LLC

We have audited the accompanying financial statements of MCM Securities, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 14, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 14, 2008

SCHEDULE I

MCM SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2007

Aggregate indebtedness	$ 14,540
Minimum required net capital	$ 5,000
Net capital	
Member's equity	$ 4,783
Deductions:	
Prepaid expenses	3,107
Net capital	1,676
Minimum required net capital	5,000
Net capital deficiency	$ (3,324)

There is a material difference between this computation and the Registrant's computation included in Part IIA of the December 31, 2007 Focus filing. The aggregate indebtedness has been increased by $4,595 as a result of identifying additional liabilities subsequent to filing the original Focus report. The net capital decreased by the same $4,595, creating a net capital deficiency of $3,324 compared to the $1,271 excess of minimum requirement as originally filed. The Company has not, but intends to file an amended Focus report.

	Aggregated Indebtedness	Net Capital	Excess (Deficiency) Over Minimum
As originally reported on Focus report	$ 9,945	$ 6,271	$ 1,271
Additional liabilities identified	4,595	(4,595)	(4,595)
As corrected	$ 14,540	$ 1,676	$ (3,324)

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
MCM Securities, LLC

In planning and performing our audit of the financial statements and the supplemental schedule of MCM Securities, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession on control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control:

The Company's internal controls over the period end closing process, including controls over procedures designed to monitor payables and accruals, did not identify liabilities incurred by the company prior to the filing of the original Focus report. As a result, the Company's Focus report for the year ended December 31, 2007 had to be amended. Further, additional liabilities identified subsequent to the filing of the original Focus report resulted in the Company's failure to meet the net capital requirements pursuant to Regulation 15C3-1. The net capital deficiency was cured by the Company subsequent to year end.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 14, 2008

END